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13010436

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-21570

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Vanguard Marketing Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Vanguard Boulevard
(No. and Street)

Malvern (City) PA (State) 19355 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore L. Pantalone, Jr. 610-669-9893
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name - if individual, state last, first, middle name)

Two Commerce Square; Suite 1700; 2001 Market Street; Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

EM
3/4/13

Affirmation

I, Salvatore L. Pantalone Jr., affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Vanguard Marketing Corporation for the year ended December 31, 2012, are true and correct. I further affirm that neither the Corporation nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Salvatore L. Pantalone, Jr.

Financial & Operations Principal
Title

Sworn and subscribed to before me this
___25th_ day of February, 2013.

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Christine M. Campbell, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires March 2, 2015
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Vanguard Marketing Corporation

(a wholly-owned subsidiary of
The Vanguard Group, Inc.)

Statement of Financial Condition

December 31, 2012

pwc

Vanguard Marketing Corporation
(a wholly-owned subsidiary of
The Vanguard Group, Inc.)

Statement of Financial Condition

December 31, 2012

pwc

Independent Auditor's Report

To The Board of Directors and Stockholder of
Vanguard Marketing Corporation:

We have audited the accompanying Statement of Financial Condition of Vanguard Marketing Corporation as of December 31, 2012.

Management's Responsibility for the Balance Sheet

Management is responsible for the preparation and fair presentation of the Statement of Financial Condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a Statement of Financial Condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Statement of Financial Condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Financial Condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Statement of Financial Condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the Statement of Financial Condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the Statement of Financial Condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Statement of Financial Condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying Statement of Financial Condition presents fairly, in all material respects, the financial position of Vanguard Marketing Corporation at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 25, 2013

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7045
T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us

VANGUARD MARKETING CORPORATION
(a wholly-owned subsidiary of
The Vanguard Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

		December 31, 2012
ASSETS		
Cash	$	191,185,700
Cash and securities segregated under federal and other regulations		50,000
Receivables from customers		165,881,152
Securities borrowed		110,575,957
Receivables from brokers, dealers and clearing organizations		21,292,963
Securities owned, at fair value		1,162,158
Other assets		5,935,118
Total assets	$	496,083,048
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities:		
Payables to customers	$	179,358,615
Payables to brokers, dealers and clearing organizations		138,826,518
Securities sold not yet purchased, at fair value		29,665
Income taxes payable		10,848,186
Payable to The Vanguard Group, Inc.		1,457,060
Other liabilities		7,499,363
Total liabilities		338,019,407
Shareholder's equity:		
Common stock ($.10 par value, 1,000 shares authorized, issued and outstanding)		100
Additional paid-in capital		102,499,900
Retained earnings		55,563,641
Total shareholder's equity		158,063,641
Total liabilities and shareholder's equity	$	496,083,048

The accompanying notes are an integral part of this financial statement.

VANGUARD MARKETING CORPORATION
(A wholly-owned subsidiary of
The Vanguard Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2012

NOTE 1 - ORGANIZATION AND OPERATIONS

The Vanguard Group, Inc. ("Vanguard"), the parent company, initially formed Vanguard Marketing Corporation (the "Corporation"), a Pennsylvania corporation, to facilitate compliance with regulatory requirements of certain states in which shares of the funds in The Vanguard Group of Investment Companies are offered. The Corporation is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Corporation acts solely in an agency capacity and does not buy or sell securities for its own account.

Thomson Reuters BETA Systems ("BETA") provides computer services to the Corporation's brokerage operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

The statement of financial condition of the Corporation is prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. These would include estimates for contingent assets and contingent liabilities. Actual results could differ from those estimates.

In preparing the statement of financial condition as of December 31, 2012, management considered the impact of subsequent events occurring through February 25, 2013, for potential recognition or disclosure in this financial statement.

Income Taxes:

The Corporation's taxable income is included in the consolidated federal income tax return of Vanguard, whereas, the Corporation files its own state income tax return. Federal income taxes are calculated as if the Corporation filed on a separate return basis, and the amount of current tax calculated is remitted to Vanguard per the Consolidated Income Tax Return Sharing Agreement. The amount of current and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Securities Borrowed:

Securities borrowed result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Corporation to deposit cash with the lender. The amount of collateral deposited for securities borrowed is an amount generally in excess of the market value of the applicable securities. The Corporation monitors the market value of the securities borrowed daily, with additional collateral obtained or excess collateral refunded as necessary.

Fair Value of Short-Term Financial Instruments:

The carrying amount of cash, receivables from customers, payables to customers, receivables from brokers, dealers and clearing organizations, payables to brokers, dealers and clearing organizations, short term borrowings, and accrued expenses approximates fair value because of the short maturity of these financial instruments. Additionally, the commitments (e.g., unused line of credit) will be funded at current market rates if drawn upon. Accordingly, the fair value of such commitments is considered to be the same as the commitment amount.

NOTE 3 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $50,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission (the "SEC").

NOTE 4 - CUSTOMER RECEIVABLE AND PAYABLE

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

NOTE 5 - OFF-BALANCE SHEET RISK

In the normal course of business, the Corporation's customer activities involve the execution, settlement, and financing of customer securities transactions. In accordance with industry practices, the Corporation generally settles transactions executed on behalf of its customers within three business days after the trade date. These transactions may expose the Corporation to off-balance sheet risk in the event that the customer or other broker is unable to fulfill its contractual obligations and the Corporation has to purchase or sell the financial instrument underlying the contract at a loss. Settlement of these transactions did not have a material effect on the Corporation's financial statements.

The Corporation's customer security activities are transacted on either a cash or margin basis. In margin transactions, the Corporation extends credit to its customers, subject to regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Corporation executes and clears customer transactions involving the sale of securities not yet purchased, which are transacted on a margin basis, subject to individual exchange regulations.

Such transactions may expose the Corporation to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customers may incur. In the event that the customer fails to satisfy its obligations, the Corporation may be forced to sell or purchase financial instruments at prevailing market prices to fulfill its customer obligations. The Corporation seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. The Corporation monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Corporation's customer financing and securities settlement activities may require the Corporation to pledge customer securities as collateral in support of various secured financing sources, such as bank loans or margin deposit requirements. At December 31, 2012, customer securities of $1.5 billion were available to the Corporation to use as collateral.

NOTE 6 - RECEIVABLES FROM BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from brokers, dealers and clearing organizations at December 31, 2012 consist of the following:

Securities failed to deliver	$ 8,037,848
Amounts due from brokers and dealers through clearing organizations	13,255,115
	$ 21,292,963

Securities failed to deliver represent receivables for securities sold that have not been delivered by the Corporation for which the settlement date has passed.

Receivables related to securities failed to deliver are collateralized by the underlying securities.

NOTE 7 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased consist of securities valued at fair value. At December 31, 2012, securities consisted of:

	Owned	Sold, Not Yet Purchased
U.S. Government obligations	$ 2,088	$ -
Corporate obligations	1,477	71
Equities	1,106,066	9,487
Other	52,527	20,107
	$1,162,158	$ 29,665

NOTE 8 - FAIR VALUE MEASUREMENTS

The Corporation values its investments in sponsored mutual funds at the quoted closing net asset values, or NAVs, per share of each mutual fund last reported as of the balance sheet date. The Corporation's investments in marketable securities are reported at fair value. These securities are valued at the official closing price (typically last sale) on the exchange on which the securities are traded. U.S. Government and Corporate obligations are valued by the Corporation based on prices furnished by dealers who make markets in such securities or by an independent pricing service, which considers the yield or price of bonds of comparable quality, coupon, maturity, and type, as well as prices quoted by dealers who make markets in such securities.

The Corporation determines the fair value of their financial assets and liabilities using three broad levels of inputs:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date (examples include active exchange traded equity securities).

Level 2 — observable inputs other than Level 1 quoted prices including, but not limited to, quoted prices for similar securities, interest rates, prepayment speeds, and credit risk. These inputs are based on market data obtained from independent sources.

Level 3 — unobservable inputs reflecting our own assumptions based on the best information available (examples include private equity investments).

All securities owned (see Note 7) at fair value are Level 1 as of December 31, 2012, except for DTC common stock of $817,202 listed within equities, which is Level 2.

NOTE 9 - SHORT TERM BORROWINGS

The Corporation has a $300 million unsecured line of credit with Vanguard, of which $0 is outstanding. Interest is accrued and paid. The line of credit carries a variable interest rate of the 30 day LIBOR plus 1.00%.

The Corporation also has access to additional bank facilities for customer/firm bank loans. These credit facilities require the Corporation to pledge customer/firm securities to secure outstanding obligations. As of December 31, 2012, the Corporation did not have any borrowings outstanding from these bank facilities.

NOTE 10 - PAYABLES TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Amounts payable to brokers, dealers and clearing organizations at December 31, 2012 consist of the following:

Securities failed to receive	$ 10,396,994
Amounts due to brokers and dealers through clearing organizations	128,429,524
	$ 138,826,518

Securities failed to receive represent payables for securities purchased that have not been received for which settlement date has passed.

NOTE 11 - RELATED PARTY TRANSACTIONS

The Corporation is a wholly owned subsidiary of Vanguard. As such, the statement of financial condition and statement of income may not necessarily be indicative of the financial position and operations that would have existed had the Corporation operated as an unaffiliated corporation.

NOTE 12 - INCOME TAXES

The Corporation is included in the consolidated federal income tax return filed by Vanguard. Federal income taxes are calculated as if the Corporation filed on a separate return basis, and the amount of current tax calculated is remitted to Vanguard per the Consolidated Income Tax Return Sharing Agreement. The amount of current and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

As of December 31, 2012, deferred tax assets resulting from deductible temporary differences were $1,088,054. Deductible temporary differences resulted from deferred compensation, differences in book and tax depreciation and capital losses on securities transactions executed to facilitate customer trade orders prior to the Corporation's transition to a self clearing broker-dealer. After the Corporation's transition to a self clearing broker-dealer, losses on securities transactions executed to facilitate customer trade orders are treated as ordinary, rather than capital in nature, as the expenses are incurred in the Corporation's ordinary course of business. As historical capital loss carry forwards expire unused, the deferred tax asset will be reduced. The Corporation has provided a full valuation allowance on the capital losses of $1,062,098 at December 31, 2012, related to deferred tax assets that in management's opinion are not likely to be realized for tax purposes. As of December 31, 2012, deferred tax liabilities resulting from capitalizing prepaid insurance and book depreciation in excess of tax depreciation were $84,816.

As of December 31, 2012, deferred tax assets resulting from state net operating losses (NOLs) were $105,403. These NOLs relate to expenses incurred by the Corporation in developing self-clearing brokerage generation. Management believes it is more likely than not that future taxable amounts will be available to utilize the state net operating losses.

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income from continuing operations as a result of the following differences:

In accordance with Topic 740 – Income Taxes, the Corporation currently believes that all significant filing positions are highly certain and that, more likely than not, all of its significant income tax filing positions and deductions would be sustained. Therefore, the Corporation has no reserves for uncertain tax positions.

NOTE 13 - NET CAPITAL REQUIREMENTS

The Corporation is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Corporation calculates its net capital using the alternative method, which requires the corporation to maintain minimum net capital equal to the greater of 2% of aggregate debit items, as defined, or $250,000. At December 31, 2012, the Corporation had net capital of $153,857,359 which was 49.29% of aggregate debit balances, which exceeded the minimum required amount by $147,613,830.

NOTE 14 - CONTINGENCIES

In the normal course of business, Vanguard and the Corporation may provide general indemnifications pursuant to certain contracts and organizational documents. The maximum exposure under these arrangements is dependent on future claims that may be made against the Corporation and, therefore, cannot be estimated; however, based on experience, the risk of loss from such claims is considered remote.

NOTE 15 - REGULATORY MATTERS

The Corporation operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with financial and customer related protection. The consequences of noncompliance can include substantial monetary and non-monetary penalties. In addition, the Corporation is subject to comprehensive examination and supervision by governmental and self regulatory agencies. These regulatory agencies have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine that such operations are unsound, fail to comply with applicable law or are otherwise inconsistent with the regulations or the supervisory policies of these agencies.

NOTE 16 - COMMITMENTS

The Corporation provides guarantees to the securities clearing houses under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet those shortfalls. The Corporation's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the Corporation believes that the potential requirement to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

In connection with the margin deposit requirements of The Options Clearing Corporation ("OCC"), The Corporation pledged customer owned securities valued at $55.6 million as of December 31, 2012. These amounts on deposit satisfied the minimum margin deposit of $38 million.

The Corporation also had cash deposits of $5.8 million with the National Securities Clearing Corporation ("NSCC"), $1.7 million with the OCC, and $40,832 with the Depository Trust Corporation ("DTC") as of December 31, 2012. In addition to cash deposits the Corporation also held preferred stock of DTC valued at $13,611. These deposits are included in receivables from brokers, dealers and clearing organizations.

NOTE 17- CONCENTRATION OF CREDIT RISK

The Corporation maintains cash with national banks that may exceed FDIC-insured levels.